MOL HUNGARIAN OIL AND GAS PLC.

Finance

15th April, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-~~Mare-D~~elcommune
Chief Financial Officer

dlw 5/5

Enclosure

INVESTOR NEWS

15 April, 2004

Announcement of MOL Plc. on the transformation of "C" shares into "A" shares

MOL Plc. hereby informs its shareholders that, pursuant to the decision of the Extraordinary General Meeting of September 1, 2003, the transformation of 9,817,000 "C" series ordinary shares into 9,826,817 "A" series ordinary shares has been closed successfully. All "C" shares to be transformed were validly submitted for transformation.

MOL Plc. subsequently invalidated the 9,817,000 "C" series ordinary shares as of April 15, 2004. The new "A" series ordinary shares are listed on the Budapest Stock Exchange as of April 15, 2004.

It should be noted that the conversion does not affect the partial selling restriction applicable to Slovintegra-Slovbena shareholder group's MOL shareholding, which remains in force until March 2006.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924